EXHIBIT 11(a)(33)

   [Form of letter dated September 23, 1999 from Gary L. Neale, Chairman,
        President and Chief Executive Officer of Parent, to officers, directors and managers of Parent]

    [Letterhead of Gary L. Neale, Chairman, President and Chief Executive
                             Officer of Parent]

                                           September 23, 1999

   TO:  Officers, Directors and Managers

   RE:  Update on Bid for Columbia Energy Group

   Given the recent advertisement placed by Columbia Energy Group in local newspapers, I thought it might be a good time to update you on our efforts to acquire Columbia.

   Although I'm not interested in responding to the ad item by item, I do wish to make several points regarding its content. First, Columbia chooses to focus on Northern Indiana Public Service Company's (NIPSCO) electricity rates, but neglects talking about natural gas. In fact, Columbia's gas prices are significantly higher than NiSource's consolidated (NIPSCO and Bay State Gas Company) gas prices. Second, Columbia chooses to misstate our position on customer choice. Both Bay State and NIPSCO have pioneered choice programs in Massachusetts and Indiana respectively. NIPSCO aggressively advocated the legislation that enabled choice in Indiana, and it remains the only company in the state to have embraced choice. While Columbia touts high participation in its choice program, it fails to mention its comparatively high gas rates as a factor in customers' decisions to choose a competitor.

   As we approach the October 15 expiration of our tender offer for Columbia, we're encouraged by the response from our shareholders as well as Columbia's. In our frequent contact with shareholders of both companies, they've expressed their support and clearly understand the value of a NiSource/Columbia combination. We're also encouraged by the response we're received in the communities we've visited in Columbia's service territories. These visits were part of an effort to become acquainted with the customers we hope to be serving and employees with whom we intend to be working. The tour was also an opportunity for them to know more about us.

   We're in a dynamic industry, and we must continue growing in order to maintain our position as an industry leader. A NiSource/Columbia combination would create the nation's first super-regional energy company and deliver on our well defined strategy to focus on our core
   business   the efficient, reliable distribution of natural gas,
   electricity and water in the Midwest and Northeast and to build value


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   for our customers by offering products and services based on those commodity resources.

   I encourage you to share this information with your employees.
   Additional information on our bid to acquire Columbia can also be accessed on the Internet at www.yes2nisource.com.

   Sincerely,



   Gary





































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